UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTRÉE GOLD ENTERS INTO AGREEMENT TO EXPLORE

FOR PORPHYRY COPPER IN SOUTHWESTERN U.S.A.

Vancouver, B.C., July 18, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) announces that, subject to TSX acceptance, the Company has entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico. The principals of Empirical have extensive experience in exploration for copper porphyries in the Americas, as well as access to proprietary geophysical interpretation techniques of particular application to large regional datasets. These techniques have been modeled using a number of known deposits, and the criteria developed will be used to identify buried targets from the regional database.

Initial targeting is underway, and applications for eleven contiguous mineral exploration permits in southeastern Arizona totaling approximately 8.5 square miles (22 square kilometres) have recently been approved. The permits cover several buried porphyry copper targets interpreted from regional geophysical and geological data. Surface work will commence in the fall. Additional property acquisitions may occur as further targets are defined.

Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of US $1.9 million and issuing 300,000 shares within 5 years of the anniversary of TSX acceptance of the agreement. If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for US $2 million.

2007 Exploration Update

Sol Dos, Arizona

Three diamond drill holes totaling 2,386 m have been completed on the Sol Dos copper porphyry target and assays have been received for the first two holes. These holes were drilled to explore untested portions of the Sol Dos copper porphyry system judged to have potential to host higher-grade copper mineralization. Drill hole locations were based on a geological analysis of existing drill data and the results of deep penetrating IP/resistivity and ground magnetic surveys conducted in late 2006.

Drill hole EG-SD-07-001 was collared in the center of the Sol Dos system to test a zone of interpreted strong potassic alteration defined by the strongest ground magnetic response. This hole encountered long intervals of anomalous copper values (378 m averaging 0.06% Cu), with short intervals of higher grade material in highly altered breccia and monzonite porphyry cut by pyrite, pyrite-magnetite, and magnetite veins. Hole EG-SD-07-002 tested a strong IP target coincident with a magnetic low located on the northeast periphery of the porphyry system. No significant copper values were encountered. Hole EG-SD-07-003 was drilled to test the contact between the outer phyllic alteration assemblage and the central potassic zone of alteration on the southwest margin of the Sol porphyry system. Strong pyrite mineralization is present in silicified and brecciated siltstones and conglomerates that are cut by monzonite porphyry dykes. Assays are pending for EG-SD-07-003.

The initial planned program is now complete. Additional exploration will be decided upon, after assays are received for the final hole and all data has been compiled and reviewed.

Lookout Hill

Entrée commenced the 2007 exploration season in May. To date the field crews have conducted 3,093 m of drilling on several targets including the Moly Zone, Ring Dyke and Zone III. Additionally, the grid-based ground geological, geochemical (3,468 samples) and geophysical coverage (17 x 18 km) has been greatly expanded.

Four holes (EG-07-050 to 053) were drilled to an average depth of 170 metres in the Moly Zone. Hole EG-07-052 intersected 43 metres (from 59 m to 102m) of 0.048% Mo, including 29 m of 0.068% Mo. Hole EG-07-053 encountered 0.01% Mo over 10 m. The other hole did not encounter significant mineralized intervals. Exploration, including drilling, is on-going and is planned to continue through to the end of the fall season.

Manlai

At the Manlai Project in Mongolia, 1,960 m of diamond drilling has been completed in two holes on the East Target area. This target is centred on coincident magnetometer and induced polarization anomalies, and anomalous copper and molybdenum in soil geochemistry, with surface exposure of stockwork quartz veining containing chalcopyrite and bornite over an area of 500 x 150 m. Hole EGU07013B (968 m) contained variable quartz stockwork veining with minor visible copper and molybdenum sulphides over a length of 510 m. Complete assays for this hole are pending. No significant mineralization was intersected in the second hole (EGU07014).

A decision on additional exploration will be made once all data has been received, compiled and reviewed

Entrée - Ivanhoe Agreement Area

Ivanhoe Mines Ltd. (TSX: IVN, NYSE: IVN; NASDAQ: IVN – “Ivanhoe”) continues its exploration of the joint Entrée-Ivanhoe agreement area both to the north and south of the Oyu Tolgoi mining licence.

Mongolian Government Initiatives

The Mongolian parliament has reconvened for approximately one month to continue consideration of outstanding issues, including the ratification of the draft Investment Agreement between the Mongolian government, Ivanhoe Mines and Rio Tinto. This agreement will facilitate long-term investment in major development projects such as Oyu Tolgoi.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the exploration and development of gold and copper prospects, worldwide.

Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”), and hosts the Hugo North Extension of the Hugo Dummett Deposit.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date July 18, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary